Mail Stop 3561

November 6, 2007

Michael L. Staines
President and Chief Operating Officer
Atlas Pipeline Partners, L.P.
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108

> **Re: Atlas Pipeline Partners, L.P.**
> **Registration Statement on Form S-3**
> **File No. 333-146586**
> **Filed October 10, 2007**

Dear Mr. Staines:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3 Filed October 10, 2007

Selling Unitholders, page 23

1. In footnote 3 on page 24, please clarify whether Atlas Pipeline Holdings, L.P. is selling all of the units of Atlas Pipeline Partners, L.P. held by it, both indirectly and directly, considering your risk factor disclosure on page 18 which indicates otherwise.

Incorporation of Certain Documents by Reference, page 66

2. Please ensure that you incorporate by reference all current and periodic reports that have been filed with the Commission from the time the registration statement was filed, such as the current report filed on October 26, 2007.

Undertakings, page II-2

3. Please add to both registration statements the undertaking described in Item 512(a)(5)(i) of Regulation S-K and remove the undertakings relating to Rule 430A offerings described in Item 512(i) of Regulation S-K.

Exhibit 5.1

4. Counsel may not limit its legality opinion to only statutory law (i.e., the Delaware Revised Uniform Limited Partnership Act). Please have counsel confirm to us in writing that counsel concurs with our understanding that the reference and limitation to "Delaware Revised Uniform Limited Partnership Act" includes the statutory provisions and also all applicable provisions of the Delaware Constitution, as well as the reported judicial decisions interpreting these laws.

Exhibit 8.1

5. Counsel's tax opinion (as well as the prospectus) must state clearly that the discussion in the tax consequences section of the prospectus is counsel's opinion, as opposed to stating that "the discussion in the Prospectus… is correct." Please clarify.

Form 10-K for the period ended December 31, 2006 filed March 14, 2007

Controls and Procedures, page 88

6. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K.

7. Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lisa A. Ernst, Esq.
        Ledgewood